January 7, 2014

VIA EDGAR TRANSMISSION

Mr. Larry L. Greene
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

RE:	The Aegis Funds (the “Trust”)
File Nos. 333-192535

Dear Mr. Greene:

The purpose of this letter is to respond to oral comments provided to U.S. Bancorp Fund Services, LLC on December 23, 2013 regarding the Trust, which filed a Registration Statement on Form N-14 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on November 25, 2013, with respect to a proposed reorganization transaction ("Reorganization") pursuant to which the Aegis Value Fund, a separate investment series of the Trust (the “Acquiring Fund”), proposes to acquire all of the assets of, and assume all of the liabilities of, Aegis Value Fund, Inc. (the “Fund”).

For your convenience in reviewing the Acquiring Fund’s responses, your comments are included in bold typeface below, immediately followed by the Acquiring Fund’s response.

General

Comment 1.	In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Acquiring Fund acknowledging that:

1.
In connection with the comments made by the staff (the “Staff”) of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Acquiring Fund and its management are solely responsible for the content of such disclosure;

2.
The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
Neither the Acquiring Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

Response:
The Trust, on behalf of the Acquiring Fund, acknowledges that: (1) in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Acquiring Fund and its management are solely responsible for the content of such disclosure; (2) the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and (3) neither the Acquiring Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

Comment 2.	Please confirm that the font size meets the requirements under Form N-14.

Response:	The Trust has reviewed the font size and confirms that the font size meets the requirements under Form N-14.

Comment 3.	Please file the Acquiring Fund’s expense limitation agreement as an exhibit.

Response:	The Trust will file the Acquiring Fund’s expense limitation agreement as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

Questions and Answers

Comment 4.
In the section entitled “Question: How will the Reorganization work?” please state that if the shareholders approve the Reorganization then the Fund will subsequently be de-registered under the Investment Company Act of 1940, as amended.

Response:	The Trust will make the requested change.

Comment 5.
In the section entitled “Question: How will the Reorganization work?” please compare the subsequent investment amount of $250 in the Acquiring Fund with the corresponding investment amount in the Fund.

Response:	The Trust has revised the penultimate paragraph in this section as follows (added language is underlined for your convenience):

“The Class I shares of the Acquiring Fund to be received by shareholders of the Fund pursuant to the Reorganization (“Class I Grandfathered Shares”) are not subject to the $1,000,000 account minimum balance. The Fund has a minimum subsequent investment amount of $1,000, while the Class I shares of the Acquiring Fund have a lower minimum subsequent investment amount of $250.”

Comment 6.
In the section entitled “Question: How will this affect my investment?” please confirm that no material change will be made in the manner in which the Acquiring Fund will operate without prior approval by the Board of Trustees, and notice will be provided to shareholders of changes in the Prospectus and/or Statement of Additional Information.

Response:	The Trust supplementally confirms that the Board will be apprised of matters affecting the Fund, and shareholders will be notified of any material change to the Fund as required under applicable law.

Comment 7.
In the section entitled “Question: How will this affect my investment?” please revise the third sentence to state that certain fundamental investment policies of the Acquiring Fund differ from those of the Fund.

Response:	The Trust will make the requested change.

Comment 8.
In the section entitled “Question:  How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” please add the following sentence to the first paragraph and to footnote 2: “The Acquiring Fund is subject to the expense limitation agreement, and the Acquiring Fund’s total annual operating expenses may be higher than the amount shown above to the extent that the Acquiring Fund incurs expenses excluded from the expense limitation agreement.”

Response:	The Trust will make the requested change.

Comment 9.
In the section entitled “Question:  How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?” please discuss exceptions to the expenses of the Acquiring Fund not covered under the Acquiring Fund’s expense limitation agreement.

Response:	The Trust has revised the second sentence of this section as follows (added language is underlined for your convenience):

“AFC has contractually agreed to limit the total annual operating expenses of the Class I shares of the Acquiring Fund (excluding acquired fund fees and expenses, taxes, extraordinary expenses, brokerage commissions and interest) to 1.50% of its average daily net assets through April 30, 2015.”

Comment 10.
In the section entitled “Question: How is a quorum for the Special Meeting established?” please discuss how broker non-votes and abstentions are counted for purposes of adjournments of the Special Meeting.

Response:	The Trust will add the following language to this section:

“If presented to shareholders, any motion to adjourn the Special Meeting will require an affirmative vote of a majority of those shares represented at the Special Meeting, whether or not a quorum is present, in person or by proxy.  If a quorum is present, abstentions and broker non-votes will have no effect on the vote on the motion to adjourn.  If a quorum is not present, abstentions and broker non-votes will have the effect of votes against the motion to adjourn, although broker non-votes are not expected at the Special Meeting.”

Proxy Statement/Prospectus – Section I.A.

Comment 11.
In the second and third paragraphs, the phrase “substantially identical” is used in comparing the Fund and the Acquiring Fund. Please provide cross-references to other sections in the Proxy Statement/Prospectus which discuss similarities and differences between the Fund and the Acquiring Fund.

Response:	The Trust will make the requested change.

Proxy Statement/Prospectus – Section I.B.

Comment 12.	In the Fee Table, please add “Pro Forma” to the column heading for “Acquiring Fund – Class I.”

Response:	The Trust will make the requested change.

Comment 13.	In the “Expense Example,” please add the following sentence: “Once the expense limitation agreement expires and is not otherwise renewed, Fund expenses may be higher.”

Response:	The Trust will make the requested change.

Proxy Statement/Prospectus – Section I.D.

Comment 14.	Please revise the sentence preceding the comparison of the risk factors to add the following phrase: “(as shown in the following table).”

Response:	The Trust will make the requested change.

Proxy Statement/Prospectus – Section I.E.3.

Comment 15.	Please provide a brief recitation of the history of the Fund and its corporate structure.

Response:	The Trust will add the following sentences:

“The Fund was incorporated on October 22, 1997 in the State of Maryland and commenced operations on May 15, 1998.  The Fund has a Board of Directors with four directors.  AFC serves as the adviser to the Fund and Scott L. Barbee serves as portfolio manager to the Fund, AFC and Mr. Barbee also serve the Acquiring Fund in the same capacities.

Comment 16.	In the fourth-to-last paragraph, please revise the last sentence to state that the Class I shares of the Acquiring Fund will assume the financial and performance history of the Fund.

Response:	The Trust will make the requested change.

Proxy Statement/Prospectus – Section I.E.5.

Comment 17.	In the section entitled “Class of Shares,” please confirm whether the Trust offers another series.

Response:
The Trust confirms that it has another series – the Aegis High Yield Fund – which has multiple classes, but is otherwise not part of the Reorganization. The Trust’s Declaration describes the rights and preferences of each series and class.

Proxy Statement/Prospectus – Section I.F.1.

Comment 18.
In the section entitled “Fundamental Investment Policies,” if the absence of certain investment policies and differences in investment policies creates an increased risk in the operations of the Acquiring Fund, even if only a theoretical risk, then please discuss.

Response:	The Trust will revise the last sentence in this section as follows (added language is underlined for your convenience):

“Therefore, although the absence of certain policies and the differences in policies are not expected to have an impact on the day-to-day management or investment strategy of the Acquiring Fund, the possible effect of such absent or different policies could nonetheless affect the Acquiring Fund’s management and therefore the risks of investing in the Acquired Fund when compared to the Fund.”

Statement of Additional Information – Additional Information about the Fund’s Investments and Risks.

Comment 19.
In the second sentence of the first paragraph of the section entitled “Fund Investment Policies,” please add disclosure that any future investments must be made with the view of ensuring the Acquiring Fund’s compliance with its policies.

Response:	The Trust and its Adviser are required to comply with the Acquiring Fund’s investment policies and applicable laws. Accordingly, the Trust has not revised the disclosure in response to this comment.

*     *     *     *     *     *

We trust that the responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Paul Miller at (202) 737-8833 or Edward Paz at (414) 765-5366.

Sincerely,

THE AEGIS FUNDS

/s/ Scott L. Barbee
Scott L. Barbee
President

cc:           Paul Miller, Seward & Kissel LLP
Edward Paz, U.S. Bancorp Fund Services, LLC